AH 3/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Intervest Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Rockefeller Plaza, Suite 1015
(No. and Street)

New York (City) NY (State) 10020-1903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean Dansker (212) 757-7300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name — *if individual, state last, first, middle name*)

404 Park Avenue South, Suite 700 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-26-02

OATH OR AFFIRMATION

I, Jean Dansker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intervest Securities Corporation, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Secretary

Title

Notary Public

JOSEPH R. BROWN
Notary Public, State of New York
No. 1BR5031072
Qualified in Suffolk County
Commission Expires 8/15/02

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Exempt
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. or that none exist.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERVEST
SECURITIES CORPORATION

FINANCIAL STATEMENTS AND REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

INTERVEST SECURITIES CORPORATION

DECEMBER 31, 2001

TABLE OF CONTENTS



Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Paul Eichler
Michael E. Silverman

INDEPENDENT AUDITORS' REPORT

To the Stockholder and
Board of Directors
Intervest Securities Corporation
New York, New York

We have audited the accompanying statement of financial condition of Intervest Securities Corporation as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


RECEIVED
FEB 27 2002
365
SECTION

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intervest Securities Corporation as at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 - 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eichler Bergsman + Co., LLP

New York, New York
January 16, 2002

INTERVEST SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 174,101
Refundable income taxes	2,557
Total assets	$ 176,658

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 2,500
	$ 2,500
Stockholder's equity:	
Common stock, no par value; authorized 200 shares; issued and outstanding 100 shares	$ 100
Additional paid-in capital	72,400
Retained earnings	101,658
	$ 174,158
Total liabilities and stockholder's equity	$ 176,658

The accompanying notes are an integral part of these financial statements

INTERVEST SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue:	
Commissions - affiliate	$ 15,000
Interest income	5,962
	$ 20,962
Expenses:	
Professional fees	$ 2,950
Regulatory fees and expenses	4,187
Other expenses	1,591
	$ 8,728
Income before income taxes	$ 12,234
Provision for income taxes	2,354
Net income	$ 9,880

The accompanying notes are an integral part of these financial statements

INTERVEST SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Issued Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2001	100	$ 100	$72,400	$ 91,778	$ 164,278
Net income - 2001	-	-	-	9,880	9,880
Balance at December 31, 2001	100	$ 100	$72,400	$ 101,658	$ 174,158

The accompanying notes are an integral part of these financial statements

INTERVEST SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Operating Activities:	
Net income	$ 9,880
Increase in refundable income taxes	(2,557)
Decrease in accrued expenses	(1,200)
Decrease in income taxes payable	(6,932)
Net cash used in operating activities	$ (809)
Decrease in cash and cash equivalents	$ (809)
Cash and cash equivalents, beginning of year	174,910
Cash and cash equivalents, end of year	$ 174,101
Supplemental cash flows disclosure:	
Income tax payments	$ 6,255

The accompanying notes are an integral part of these financial statements

INTERVEST SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Intervest Securities Corporation ("the Company") was formed as a New York State corporation on August 8, 1996 for the purpose of operating as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company's application for registration was granted by the Securities and Exchange Commission on September 4, 1996, and NASD membership was approved as of May 13, 1997.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a) Cash and Cash Equivalents

The Company considers money market accounts and other highly liquid investments with an original maturity of three months or less to be cash equivalents.

b) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Commissions

Commissions are recorded as earned on the accrual basis.

d) Concentration of credit risk

The Company places its operating cash account and temporary cash investments with one higher credit-quality bank. The total on deposit or invested is generally in excess of the FDIC insurance limit. The Company has not experience any losses due to the aforementioned situation.

INTERVEST SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule [Rule 15c3-1(a) (2) (vi)], which requires the maintenance of minimum net capital of $5,000. At December 31, 2001, the Company's net capital was $174,158.

NOTE 4 - RELATED PARTY TRANSACTIONS

During 2001, all of the Company's commissions were earned in transactions with an affiliated company.

The Company utilizes the facilities of affiliated entities. The Company is being charged $100 per month by the affiliates for its share of office rent and telephone cost.

NOTE 5 - INCOME TAXES

The provision for income taxes consists of the following current taxes:

Federal	$ 1,391
State and local	963
	$ 2,354

No temporary differences exist between financial accounting and tax reporting.

NOTE 5 - INCOME TAXES (Cont'd)

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate follows:

Tax computed based upon the statutory federal rate	$ 4,160
State and local income tax, net of federal income tax benefit	1,863
Federal rate - income bracket adjustment	(2,324)
Other	(1,345)
Total	$ 2,354

INTERVEST SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2001

Total stockholder's equity	$ 174,158
Total stockholder's equity qualified for net capital	$ 174,158
Minimum net capital requirement	5,000
Excess net capital	$ 169,158
Schedule of aggregate indebtedness:	
Accrued expenses	$ 2,500
Ratio of aggregate indebtedness to net capital	.0148

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIa of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

INTERVEST SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

The Company does not effect transactions for any customers as defined under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

INTERVEST SECURITIES CORPORATION

INDEPENDENT AUDITORS'
SUPPLEMENTARY REPORT ON
INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2001



RECEIVED
FEB 2 7 2002
365
PROCESSING
SECTION



Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Paul Eichler
Michael E. Silverman

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH, D.C.
365
SECTION

To the Stockholder and Board of Directors of
Intervest Securities Corporation
New York, New York

In planning and performing our audit of the financial statements of Intervest Securities Corporation for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Intervest Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Intervest Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal control structure and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Eichler Bergsman + Co, LLP

Eichler Bergsman & Co., LLP
New York, New York
January 16, 2002